7-6-04

04016716

ES
E COMMISSION
20549

UF 7-2-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 29 2004 WASH., D.C. 150 SECTION MAIL PROCESSING

SEC FILE NUMBER
8- 23204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2003 (MM/DD/YY) AND ENDING APRIL 30,2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. ALEXANDER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

523 W. 6TH STREET SUITE 606
(No. and Street)

LOS ANGELES, (City) CA (State) 90014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ALEXANDER 213-687-8400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOVIK M. KHALOIAN, C.P.A.
(Name – *if individual, state last, first, middle name*)

520 N. CENTRAL AVENUE (Address) SUITE 650 (City) GLENDALE, CA (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES ALEXANDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. ALEXANDER SECURITIES, INC., as of APRIL 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARIA AVALOS
Commission # 1277031
Notary Public - California
Los Angeles County
My Comm. Expires Sep 25, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. ALEXANDER SECURITIES, INC.
FINANCIAL REPORT
APRIL 30, 2004

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition As of April 30, 2004	3
Statement of Operations For the Year Ended April 30, 2004	4
Statement of Changes in Stockholder's Equity For the Year Ended April 30, 2004	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors For the Year Ended April 30, 2004	6
Statement of Cash Flows For the Year Ended April 30, 2004	7 - 8
Notes to Financial Statements For the Year Ended April 30, 2004	9 - 15
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934	
Schedule I - Computation of Net Capital, Aggregate Indebtedness and Basic Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission as of April 30, 2004	16
Schedule II - Reconciliation of Net Capital And Aggregate Indebtedness to Amounts As Reported by the Company in Part IIA of Form X-17A-5 As of April 30, 2004	17
Schedule III - Exemption from Determination of Reserve Requirements under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of April 30, 2004	18
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	19 - 20

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
J. Alexander Securities, Inc.
Los Angeles, California

Members of the Board:

I have audited the accompanying statement of financial condition of J. Alexander Securities, Inc. as of April 30, 2004 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 9 to the financial statements, The company incurred a net loss of $1,393,079 for the year ended April 30, 2004 and has incurred substantial net losses for the two previous years. The Company is in violation of Securities and Exchange Commission's uniform net capital rule and is also involved in proceedings and actions by National Association of Securities Dealers, Inc. These factors, as more fully discussed in note 9, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alexander Securities, Inc. as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Board of Directors
J. Alexander Securities, Inc.
Los Angeles, California
Page 2

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

June 26, 2004

J. ALEXANDER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of April 30, 2004

ASSETS

Cash and cash equivalents (Note 1)	$ 8,386
Deposit with clearing organizations	328,432
Receivable from brokers, dealers and clearing organizations	22,166
Securities owned, at market (Notes 1 and 5)	525,713
Due from stockholder (Note 4)	7,125
Other assets (Note 1)	6,537
Property and equipment at cost, less accumulated depreciation of $373,783 (Note 1)	99,650
TOTAL ASSETS	$ 998,009

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 568,707
Securities sold, but not yet purchased at market value (Note 1)	36,740
Deferred Income Taxes (Note 3)	23,900
Notes payable (Note 7)	28,454
Line of credit (Notes 5 and 6)	100,000
	757,801
Liabilities Subordinated to claims of General Creditors (Note 8)	30,000
COMMITMENTS AND CONTINGENCIES (Note 9)	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; 100,000 shares authorized, 12,000 shares issued and outstanding stated at	185,000
Additional paid-in capital	4,682,182
Accumulated Deficit	(4,656,974)
TOTAL STOCKHOLDER'S EQUITY	210,208
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 998,009

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended April 30, 2004

REVENUES	
Commissions	$ 587,918
Trading	1,494,681
Interest	402
	2,083,001
EXPENSES	
Commissions and brokerage costs	789,832
Employee compensation and benefits	799,843
Occupancy and equipment rental	52,383
Communications and quotation expenses	623,529
Taxes, other than income taxes	8,062
Other operating expenses (Note 6)	1,202,531
	3,476,180
LOSS BEFORE INCOME TAXES	(1,393,179)
INCOME TAXES (Note 3)	
Current	800
Deferred	(900)
	(100)
NET LOSS	$(1,393,079)

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended April 30, 2004

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance at May 1, 2003	12,000	$ 185,000	$3,843,345	$(3,263,895)	$ 764,450
Contribution of additional capital	-	-	838,837	-	838,837
Net Loss	-	-	-	(1,393,079)	(1,393,079)
Balance at April 30, 2004	12,000	$ 185,000	$4,682,182	$(4,656,974)	$ 210,208

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended April 30, 2004

Subordinated Liabilities at May 1, 2003	$ 100,000
Increase (Decrease) in Liabilities Subordinated to Claims of General Creditors	(70,000)
Subordinated Liabilities at April 30, 2004	$ 30,000

The accompanying notes are an integral part
of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended April 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 2,205,229
Cash paid to suppliers and employees	(3,314,742)
Interest received	402
Interest paid	(8,891)
Income Taxes paid	(800)
NET CASH (USED) BY OPERATING ACTIVITIES	(1,118,802)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in deposit with clearing organizations	406,454
Decrease in other assets	5,343
Purchase of property and equipment	(4,451)
NET CASH PROVIDED FROM INVESTING ACTIVITIES	407,346
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of additional capital	788,837
Payments on notes payable	(29,714)
Payments on line of credit	(170,000)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	589,123
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(122,333)
CASH AND CASH EQUIVALENTS - Beginning of Year	130,719
CASH AND CASH EQUIVALENTS - End of Year	$ 8,386

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CASH FLOWS (Continued)
For the Year Ended April 30, 2004

RECONCILIATION OF NET LOSS TO NET CASH (USED) BY OPERATING ACTIVITIES	
Net loss	$(1,393,079)
Non-cash expenses included in net income:	
Depreciation and amortization	39,210
Deferred income taxes	(900)
Changes in assets and liabilities:	
Decrease in receivable from brokers, dealers and clearing organizations	247,630
(Increase in securities owned)	(65,867)
Increase in accounts payable and accrued expense	178,784
(Decrease) in payable to brokers, dealers and clearing organizations	(31,673)
(Decrease) in securities sold, but not yet purchased	(92,907)
NET CASH (USED) BY OPERATING ACTIVITIES	$(1,118,802)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Conversion of accounts payable and accrued expenses to notes payable	$ 15,000
Write-off of loans payable to former and current employees	$ 125,000
Financing of assessed sanctions	$ 3,750
Payment of expenses by stockholder	$ 50,000
Settlement of line of credit obligation	$ 30,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public. The Company maintains offices in southern California and in Florida.

Securities
Securities owned and securities sold, but not yet purchased by the Company, are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at several banks. Accounts at each Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents:
The Company considers money market funds as cash equivalents.

Property and Equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line and declining balance methods over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense for the year ended April 30, 2004 was $42,399.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Other Assets
Other assets consist of employee advances of $6,237 and deposits of $300.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company is a market maker, as defined, it is required under Rule 15c3-1(a)(4) to maintain minimum net capital, as defined, equal to the greater of 6 2/3 percent of aggregate indebtedness or a total amount of $2,500 for each security in which it makes a market and has a market value of more than $5, and $1,000 for each security with a market value of $5 or less. At April 30, 2004, the Company had net capital of $44,948 which was $175,052 short of its required net capital of $220,000. The Company's aggregate indebtedness to net capital ratio was 16.0 to 1.

The Company is in violation Rule 15c3-1 of Securities and Exchange Commission as it has not met the basic net capital and aggregate indebtedness requirement as of April 30, 2004.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities comprised of the following at April 30, 2004:

Deferred Tax assets:	
Net operating loss carryforwards	$2,456,000
	2,456,000
Valuation allowance	(2,456,000)
	$ -
Deferred tax liabilities:	
Depreciation	$ 23,900

NOTE 3 - INCOME TAXES (Continued)

At April 30, 2004, the Company has available net operating loss carryforwards, which may provide future tax benefits, expiring as follows:

Year of Expiration	Unused Federal Operating Loss Carryforwards	Unused California Operating Loss Carryforwards
2010	$ -	$ 56,000
2011	-	3,179,000
2012	-	2,378,000
2013	-	1,202,000
2021	1,324,000	-
2022	2,745,000	-
2023	1,382,000	-
	$ 5,451,000	$ 6,815,000

NOTE 4 - DUE FROM STOCKHOLDER

Amounts due from stockholder do not bear interest and are payable on demand.

NOTE 5 - LINE OF CREDIT

The Company has a $100,000 unsecured line of credit agreement with a bank which expires in May 2005. The agreement provides for the payment of interest at 3.125% above the prime rate.

At April 30, 2004 the prime rate was 4.0% and the line of credit was fully used.

NOTE 6 - SETTLEMENT OF LINE OF CREDIT OBLIGATION

During the year ended April 30, 2004, the company reached a settlement agreement with a bank in connection with a $190,000 line of credit. The bank agreed to accept $160,000 in full settlement of the company's obligation, and accordingly a gain of $30,000 has been included in operations during the year ended April 30, 2004.

NOTE 7 - NOTES PAYABLE

The Company has three unsecured notes payable to National Association of Securities Dealers, Inc. (NASD) for sanctions assessed by NASD as follows:

7.75% note, payable in quarterly installments of $4,400 including interest and maturing in April 2005.	$ 16,995
7.0% note, payable in monthly installments of $672 including interest and maturing in July 2005.	9,618
7.0% note, payable in monthly installments of $500 including interest and maturing in August 2004.	1,841
	$ 28,454

Scheduled maturities of long-term debt for years ending April 30, are as follows:

2005	$ 26,469
2006	1,985
	$ 28,454

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Subordinated Liabilities consist of mostly non-interest bearing notes payable to an employee of the Company and are as follows at April 30, 2004:

Due Date	Amount
May 4, 2004	20,000
August 25, 2004	10,000
	$ 30,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be paid (Note 2)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases Commitments

The Company leases its facilities under month to month operating lease agreements.

Total rent expense amounted to $52,383 for the year ended April 30, 2004.

Litigations

The Company is a defendant in a lawsuit for alleged breach of contract. No amount for the damages has been specified in the suit. The Company proposed a settlement in the amount of $10,000 which was not accepted by the plaintiff. Although the amount of damages, if any, can not be reasonably estimated, a provision for liability in an amount greater than the proposed settlement has been made in the accompanying financial statements. The amount of the ultimate loss to the Company, if any, may exceed the amount of provision provided. The Company is vigorously contesting the allegations.

The Company is a defendant in a complaint filed by one of its former employees for alleged sexual harassment and gender discrimination, intentional infliction of emotional distress, defamation and intentional interference with business relations. No amount for the damages has been specified in the complaint. Although the Company intends to vigorously contest claimants' claims, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

The Company is a defendant in a lawsuit for alleged federal and state securities violation. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

The Company is a defendant in a lawsuit for alleged federal and state securities violation. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

NASD Proceedings and Actions

A disciplinary complaint was filed by NASDR against the Company for participating in the sale of unregistered securities and other Federal Security statutes violations, and against the Company and its principal officer for failure to supervise and failure to device, maintain and enforce adequate supervisory procedures. A final hearing on this complaint was held in October and November 2002 and an adverse decision was thereafter rendered against the Company, its principal officer and an employee of the Company. The most significant sanctions were fines of $127,000 imposed against the Company and $90,000 against its principal officer. In addition, a 90-day suspension was imposed on the Company's principal officer. The decision has been appealed and therefore the imposition of sanctions is stayed pending the appeal. No provision for liabilities have been made in the accompanying financial statements.

In another case, NASD filed a disciplinary complaint against the Company and its principal officer and charged the Company and its principal officer with failing to establish and maintain an adequate supervisory system. A final hearing on this complaint was held in September 2002 and in May 2003 an adverse decision was rendered against the Company and its principal officer. The most significant sanctions were fines of $200,000 each imposed against the Company and its principal officer. In addition, a two year suspension was imposed on the Company's principal officer. The decision has been appealed and therefore the imposition of sanctions is stayed pending the appeal. No provision for liabilities have been made in the accompanying financial statements.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Going Concern uncertainties

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in current year and the two previous years. In addition, as discussed in note 2, the Company is in violation of the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). Furthermore, the Company is involved in proceedings and actions by National Association of Securities Dealers, Inc. (NASD). Matters involving the SEC or NASD referred to in the preceding paragraphs may have an impact upon the Company and/or its principals greater that financial assessments. Such agencies have the power to suspend or revoke the licenses of the principals and of the Company. Should any of these events occur in conjunction with the actions brought by SEC or NASD and the Company sustains substantial operating losses in its future operations, the business or affairs of the Company could be severely impacted and the Company may be unable to continue in existence.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE I

J. ALEXANDER SECURITIES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of April 30, 2004

NET CAPITAL		
Total stockholder's equity		$ 210,208
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		30,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		240,208
Deductions and/or charges		
Non-allowable assets:		
Due from stockholder	$ 7,125	
Other assets	6,537	
Property and equipment	99,650	113,312
Net capital before haircuts on securities positions		126,896
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	78,857	
Aged Fail to deliver contracts	3,091	81,948
NET CAPITAL		$ 44,948
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 568,707
Deferred income taxes		23,900
Notes payable		28,454
Line of credit		100,000
TOTAL AGGREGATE INDEBTEDNESS		$ 721,061
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or minimum dollar requirement, if greater		$ 220,000
Net capital deficiency		$ 175,052
Ratio: Aggregate indebtedness to net capital		16.0 to 1

SCHEDULE II

J. ALEXANDER SECURITIES, INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5

As of April 30, 2004

	Aggregate Indebtedness	Net Capital
As reported in Company's Part IIA (unaudited) FOCUS report	$ 518,509	$ 264,793
Increase in non-allowable assets	-	39,643
Increase in haircuts on securities	-	(17,294)
Increase in accounts payable and accrued expenses	239,134	(239,134)
Decrease in deferred Taxes	(900)	900
Decrease in notes payable	(35,682)	35,682
Net Audit adjustments	-	(39,642)
Per Schedule I	$ 721,061	$ 44,948

SCHEDULE III
J. ALEXANDER SECURITIES, INC.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of April 30, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
J. Alexander Securities, Inc.
Los Angeles, California

Members of the Board:

I have examined the financial statements of J. Alexander Securities, Inc. for the year ended April 30, 2004, and have issued my report thereon dated June 26, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures of safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. The Company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(b) and was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company did not carry security accounts for customers or perform custodial functions relating to customer funds or securities during the year ended April 30, 2004.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of J. Alexander Securities, Inc. taken as a whole. However, my study and evaluation disclosed the following conditions that I believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of J. Alexander Securities, Inc. may occur and not be detected within a timely period. The Company's procedures for appropriately assessing and applying accounting principles and approval of accounting transactions were not adequate. The company is in process of hiring a consulting firm to improve and strengthen its system of internal accounting control. These conditions were considered in determining the nature, timing and extent of the audit tests to be applied to my examination of the financial statements at April 30, 2004 and this report does not affect my report on these financial statements dated June 30, 2004.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, as discussed in the fifth paragraph of this report I believe that the Company's practices and procedures were not adequate at April 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Hovik M. Khaloian

June 26, 2004